THE O'NEAL LAW FIRM, P.C.
                              668 North 44th Street
                                    Suite 233
                             Phoenix, Arizona 85008
                              (602) 267-3855 (602)
                                 267-7400 (fax)
                           E-mail: billo@sunncomm.com


                                 March 18, 2005

Angela Halacl
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0511
Washington, D.C. 20549

Re: M.E.R., Inc.
    Registration Statement on Form SB-2
    File No.  333-119233
    Filed September 23, 2004

Dear Ms. Halac:

We are writing in response to your comment letter dated March 11, 2005 in connection with the above-referenced filing. This response is provided to address each of your comments to further assist you in your review of this filing. The numbered responses below correspond to the numbered comments in you letter.

     1. The amount of the registration fee has been corrected. The correct amount has also been paid.

     2.   We have deleted any reference to interest bearing accounts.

     3. We have revised the entire first risk factor heading and narrative to specifically address the blank check nature of the company and associated risks.

     4.   We have updated the outstanding shares through March 15, 2005.

     5. We have revised this disclosure to clarify the issue of statutory qualification as set forth in Rule 3a4-1.

Please do not hesitate to contact us if you have any further questions.


Very truly yours,

/s/ William D. O'Neal
---------------------------
William D. O'Neal